Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 2 DATED MAY 30, 2012

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., dated April 26, 2012, and Supplement No. 1, dated May 25, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock; and

(2)	the completion of our acquisition of the Southfield Data Center.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010, or the Offering. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan, or our DRIP. As of May 29, 2012, we had accepted investors’ subscriptions for and issued 7,670,664 shares of our common stock in the Offering (including shares of common stock issued pursuant to DRIP), resulting in our receipt of gross proceeds of $76,303,891. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of May 29, 2012, we had 167,329,336 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Real Properties

The following information supplements and should be read in conjunction with the disclosure contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments” section beginning on page 112 of the prospectus.

Description of Real Estate Investments

We engage in the acquisition and ownership of quality income-producing commercial real estate with a focus on data centers and medical facilities, preferably with long-term net leases to investment grade and other creditworthy tenants.

Wholly-owned properties

As of May 25, 2012, we, through separate wholly-owned limited liability companies, owned a 100% fee simple interest in four properties located in four states, consisting of approximately 128,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering of our common stock and notes payable. Properties acquired between May 15, 2012 and May 25, 2012 are listed below:

Property Description	Date Acquired	Year Built		Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Southfield Data Center	05/25/12	1970	(4)	$7,250,000	145,000	10.20%	N/A	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the properties are subject to long-term net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income. Initial yield for the Southfield Data Center, which is subject to both a net lease and a gross lease, is calculated as the current annualized rental income for the in-place leases less property level expenses divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the properties are subject to long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income. Future costs of some properties are not predictable and therefore, average yield for those properties cannot not be determined at this time.

(4)	The Southfield data center was originally constructed in 1970 and renovated in 1997.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property Description	Major Tenants (1)	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options (2)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Terms (3)
Southfield Data (6) Center	Level 3 Communications LLC	39,357	74.34%	2/5 yr.	$499,834	(4)	$12.70	06/8/1998	05/28/2027
	Sienna Heights University Association	13,583	25.66%	2/5 yr.	$285,243	(5)	$21.00	08/01/2006	07/31/2017

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is credit worthy.

(2)	Represents option renewal period/term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the net lease increases by 2.0% of the then-current base rent.

(5)	Annual base rent under the gross lease increases 2.38% on August 1, 2012 and the annual base rent increases an additional 2.33% on August 1, 2015.

(6)	We believe the Southfield Data Center is suitable for its intended purpose as a data center and is adequately insured. We plan to invest approximately $350,000 in improvements to the property to repair and correct deferred maintenance items associated with the exterior of the building.

The following is a schedule of the historical five year occupancy rate and average effective rent per square foot for the Southfield Data Center:

Year	Occupancy Rate	Average Effective Rent Per Square Foot
2007	100.0%	$20.42
2008	100.0%	$21.57
2009	100.0%	$21.62
2010	100.0%	$21.32
2011	100.0%	$21.00

Placement of Debt on Certain Real Property Investments

The following information supersedes and replaces the disclosure contained in the “Investment Objectives, Strategy and Criteria—Placement of Debt on Certain Real Property Investments—Entry Into a Line of Credit Facility” section beginning on page 114 of the prospectus.

Line of Credit Facility

On March 30, 2012, Carter/Validus Operating Partnership, LP, our operating partnership or CVOP, entered into a credit agreement with KeyBank National Association, or KeyBank, to obtain a secured revolving credit facility in an aggregate maximum principal amount of $30,000,000, or the KeyBank Line of Credit. The KeyBank Line of Credit is evidenced by a promissory note in the principal amount of $30,000,000, a credit agreement, a guaranty agreement, a contribution agreement, and a hazardous materials indemnity agreement, or collectively, the KeyBank Loan Agreement. The proceeds of loans made under the KeyBank Loan Agreement may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes. The initial term of the KeyBank Loan Agreement is 36 months from the closing date, maturing on March 30, 2015, which may be extended by one 12-month period subject to the satisfaction of certain conditions, including payment of an extension fee. Additional financial institutions are expected to become lenders under the KeyBank Loan Agreement and subject to certain conditions, the KeyBank Line of Credit can be increased up to $250,000,000.

During the initial and the extended term of the KeyBank Loan Agreement, any loan made under the KeyBank Loan Agreement shall bear interest at per annum rates equal to either: (a) the London Interbank Offered Rate, or LIBOR, plus an applicable margins ranging from 2.50% to 3.25% which are determined based on the overall leverage of CVOP or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.25% to 2.00% which are determined based on the overall leverage of CVOP. In addition to interest, CVOP is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Loan Agreement at a per annum rate equal to 0.50% if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments or 0.35% if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears. In the event of a default, CVOP shall be required to pay a default interest rate equal to interest rate calculated in accordance with the KeyBank Loan Agreement plus 5.00% per annum. Additionally, in the event of default the lender has the right to terminate its obligations under the KeyBank Loan Agreement, including the funding of future loans, to accelerate the payment on any unpaid principal amount of all outstanding loans and interest thereon and may seek foreclosure on the properties that are added to the collateral pool, as further described below.

The KeyBank Loan Agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by our operating partnership and its subsidiaries that own properties that serve as collateral for the KeyBank Line of Credit, limitations on the nature of CVOP’s business, and limitations on distributions by us, CVOP and its subsidiaries. The KeyBank Loan Agreement also imposes the following financial covenants, which are specifically defined in the KeyBank Loan Agreement, on us, CVOP and subsidiaries that are added to the collateral pool: (a) minimum liquidity thresholds; (b) a minimum ratio of operating cash flow to fixed charges; (c) a maximum ratio of liabilities to asset value; (d) a maximum daily distribution covenant; (e) minimum quarterly equity raise; (f) minimum number of properties in the collateral pool; (g) minimum debt yield; and (h) a minimum tangible net worth. In addition, the KeyBank Loan Agreement includes events of default that are customary for credit facilities and transactions of this type. The obligations with respect to the KeyBank Loan Agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the KeyBank Loan Agreement and all terms, conditions and covenants of the KeyBank Loan Agreement.

The actual amount of credit available under the KeyBank Line of Credit is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement. The credit available for Carter/Validus Operating Partnership to borrow under the KeyBank Loan Agreement will be a maximum principal amount of the value of the assets that are included in the collateral pool. The following table reflects the collateral pool under the KeyBank Loan Agreement, which may be updated from time to time. Each subsidiary of CVOP in the collateral pool is a party to, and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Line of Credit by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender:

Entity(1)	Property(2)	Date Added	Borrowing Base Availability(3)

HC-2501 W William Cannon Dr, LLC	Stonegate Medical Center	March 30, 2012	$4,890,000
DC-19675 W. Ten Mile, LLC	Southfield Data Center	May 25, 2012	$3,985,000

Total			$8,875,000

(1)	CVOP has assigned its rights under respective property management agreements and advisory agreements of the entities as additional collateral to secure the KeyBank Line of Credit.
(2)	CVOP has pledged a security interest in the properties that serve as collateral for the KeyBank Line of Credit pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Mortgage or Deed of Trust.
(3)	The actual amount of credit available under the KeyBank Line of Credit is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

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